February 7, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Barbara C. Jacobs, Assistant Director

Re:   Glolex, Inc.
     Registration Statement on Form S-1 File No. 333-211986
     Filed on January 12, 2017.

Dear Barbara C. Jacobs:

This letter sets forth the responses of Glolex, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of January 30, 2017.  Each numbered paragraph below responds to the comment having the same number as in the January 30, 2017 comment letter.

General

1.
We note your response to prior comment 1 that you continue to believe you are not a shell company despite your nominal revenues and limited operating activities. Please add a risk factor that addresses the consequences if you are later deemed a shell company, particularly with respect to any resales through Rule 144.

In response to the Staff’s Comment, the Company has revised its Risk Factors section to add a risk factor that states the following:

“Although, we are not currently considered a shell company under Rule 405 of the Securities Act, if at a later time we become a shell company, we will be subject to additional regulatory requirements.

A "shell company" is a company with either no or nominal operations or assets, or assets consisting solely of cash and cash equivalents. Investors of a shell company are not allowed to rely on Rule 144 of the Securities Act while it is a shell company and for a period of one year from the date it ceases to be a shell company. In brief, Rule 144 provides an exemption and permits the public resale of restricted or control securities if a number of conditions are met, including how long the securities are held, the way in which they are sold, and the amount that can be sold at any one time.

Additionally, shell companies face increased disclosure requirements which typically increases its legal and accounting expenses, which may as a result decrease the Company’s and its investors/shareholders earning potential.”

Summary Financial Information, page 6

2.
We note your response to our prior comment ~~4~~ four; however, you continue to disclose that your summary financial information as of September 30, 2016 has been derived from your unaudited financial statements for the period from April 1, 2016 to June 30, 2016. Please revise to cite the correct period. In addition, please revise to provide statement of operations information for the six months ended September 30, 2016.

In response to the Staff’s comment, the Company has revised this section to state the correct period.  The Company has also revised the statement of operations referring to six months period ending September 30, 2016.

Plan of Operations, page 17

3.	You refer to revenues of $7,600 here and on page 23; however, this amount appears to represent your net profits to date. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the statement accordingly.

Exhibit 23.1

4.	Please revise to include a currently dated consent from your auditor. Refer to Item 601(b)(23) of Regulation S-K.

We have included a currently dated consent from our auditor in line with the Item 601(b)(23) of Regulation S-K.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Maksim Charniak
President and Principal Executive Officer
Glolex, Inc.

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